As filed with the Securities and Exchange Commission on August 24, 2023

Registration No. 333-273774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-7

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Constellation Software Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	7372	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 Adelaide Street East - #1200, Toronto, Ontario, Canada M5C 2T6

(416) 861-9677

(Address and telephone number of Registrant’s principal executive offices)

CSI USA Inc.

5265 Rockwell Drive NE

Cedar Rapids, IA 52402

(319) 743-4522

(Name, address and telephone number of agent for service in the United States)

Copies to:

Wendi Locke McCarthy Tétrault LLP Suite 5300, TD Bank Tower Box 48, 66 Wellington Street West Toronto, Ontario Canada M5K 1E6 Tel: (416) 362-1812	Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 Tel: (416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☐

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

This short form prospectus constitutes a public offering only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Constellation Software Inc. at 20 Adelaide Street East, Suite 1200, Toronto, Ontario, M5C 2T6, info@csisoftware.com and are also available electronically at www.sedarplus.ca.

Short Form Prospectus

Rights Offering	August 23, 2023

CONSTELLATION SOFTWARE INC.

C$700,000,000

Offering of Rights to Subscribe for

Unsecured Subordinated Floating Rate Debentures, Series 1

Due March 31, 2040

Price: C$133 per Series 1 Debenture

This short form prospectus covers the issuance (the “Offering”) by Constellation Software Inc. (the “Company” or “CSI”) to the holders of its outstanding common shares (the “Common Shares”) of record (the “Shareholders”) on September 1, 2023 (the “Record Date”) of one right (each, a “Right”) for each Common Share held. The Rights will be issued in satisfaction of the dividend (the “Rights Dividend”) declared by the Company on the Common Shares in the amount of one Right per Common Share. For every 3.03 Rights held, a holder of Rights is entitled to subscribe for C$100 principal amount of unsecured subordinated floating rate debentures, Series 1 of the Company (the “Series 1 Debentures”) at a price of C$133 per C$100 principal amount of Series 1 Debentures purchased, plus accrued interest in the amount of C$0.217 per C$100 principal amount of Series 1 Debentures purchased (the “Accrued Interest” ) prior to 4:30 p.m. (Toronto time) (the “Expiry Time”) on September 29, 2023 (the “Expiry Date”).

The Series 1 Debentures will be issued as an additional tranche of, and under the Indenture (as defined below) will form a single series with, the C$68 million principal amount of Series 1 Debentures issued on October 1, 2014, the C$28 million principal amount of Series 1 Debentures issued on November 19, 2014 and the C$186.2 million principal amount of Series 1 Debentures issued on September 30, 2015. The closing price of the Series 1 Debentures on the Toronto Stock Exchange (the “TSX”) on August 22, 2023 was C$138.00 per C$100.00 principal amount. From, and including, the date of issue of October 6, 2023 to, but excluding, March 31, 2024, the Series 1 Debentures will bear interest at a rate of 13.3% per annum. From, and including, March 31, 2024 to, but excluding, the Maturity Date (as defined below), the interest rate applicable to the Series 1 Debentures will be reset on an annual basis on March 31 of each year, at a rate equal to the Cost of Living Adjustment (as defined below) (which amount may be positive or negative) plus 6.5%.

The Rights are fully divisible and fully transferable into and within Canada, and will be represented by statements issued under the Computershare Direct Registration System (the “Rights DRS Advices”), accompanied by rights subscription forms (the “Rights Subscription Forms”) with which holders may exercise their Rights. Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no further value.

	Subscription Price	Net Proceeds to the Company(1)
Per Series 1 Debenture	C$133	C$133
Total Offering(2)	C$931,000,000	C$931,000,000

(1)	Before deducting the expenses of the Offering, which are estimated to be approximately C$750,000 and will be paid by the Company.
(2)	Assuming the exercise of all Rights.

Investing in the Series 1 Debentures involves significant risks. Prospective investors should carefully review the risks outlined in this short form prospectus and in the documents incorporated by reference herein before purchasing the Series 1 Debentures. See “Risk Factors”.

This prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the Series 1 Debentures issuable on the exercise of the Rights (collectively, the “Offered Securities”) in each of the provinces and territories of Canada and also covers the offer and sale of the Series 1 Debentures issuable upon exercise of the Rights within the United States (together with each of the provinces and territories of Canada, the “Eligible Jurisdictions”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Series 1 Debentures in such states, or to certain persons in those states. The Company will only offer such securities in states where, and to such persons to whom, it is legally permitted to do so.

None of the Offered Securities have been qualified under the securities laws of any jurisdiction outside the Eligible Jurisdictions (an “Ineligible Jurisdiction”) and, except under the circumstances described herein, the Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an “Ineligible Holder”). This prospectus is not, and under no circumstances is to be construed as, an offering of any of the Offered Securities for sale in any Ineligible Jurisdiction or a solicitation therein or thereto of an offer to buy any securities. Rights DRS Advices will not be sent to any Shareholder with an address of record in an Ineligible Jurisdiction. Instead, the Rights DRS Advices of such Ineligible Holders will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of the Rights – Ineligible Holders”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers of securities should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition or disposition of the securities described in this prospectus may have tax consequences in Canada, the United States and the investor’s jurisdiction of residence. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should review the sections herein entitled “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”, and should consult their own tax advisors.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act (“Regulation S”).

There is currently no market through which the Rights may be sold. There can be no assurance that an active trading market will develop for the Rights or, if developed, that such a market will be sustained. To the extent that an active trading market for the Rights does not develop, the pricing of the Rights in the secondary market, the transparency and availability of trading prices and the liquidity of the Rights may be adversely affected. See “Risk Factors”.

The currently outstanding Common Shares are listed and posted for trading on the TSX under the symbol “CSU”. The currently outstanding Series 1 Debentures are listed and posted for trading on the TSX under the symbol “CSU.DB”. The TSX has approved the listing of the Rights and the additional Series 1 Debentures subject to the Company fulfilling all of the requirements of the TSX. The Rights will be listed on the TSX under the symbol “CSU.RT” and will be posted for trading on the TSX until 12:00 pm (Toronto time) on the Expiry Date at which time they will be halted from trading.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Computershare Investor Services Inc. (the “Subscription Agent”), at its principal offices in the City of Toronto (the “Subscription Offices”), is the subscription agent for this Offering. See “Description of the Rights – Subscription Agent”.

For Common Shares held in registered form, the Company will mail or cause to be mailed to each Shareholder a Rights DRS Advice evidencing the number of Rights issued to the holder thereof, together with a copy of this prospectus. In order to exercise the Rights represented by the Rights DRS Advice, a holder of Rights must complete and deliver Form 1 of the accompanying Rights Subscription Form to the Subscription Agent in the manner and upon the terms set out in this prospectus. See “Description of the Rights – Common Shares Held in Registered Form”.

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a holder of Rights may exercise the Rights issued in respect of such Common Shares by (a) instructing the CDS Participant holding such Rights to exercise all or a specified number of such Rights and (b) forwarding to such CDS Participant the subscription price for each Series 1 Debenture that such Shareholder wishes to subscribe for in accordance with the terms of this Offering. Subscriptions for Series 1 Debentures made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Series 1 Debentures once submitted. See “Description of the Rights – Common Shares Held Through CDS”.

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, all references in this prospectus to “CSI”, the “Company”, “we”, “us”, “our” and “our company” refer to Constellation Software Inc. and its subsidiaries.

The Company prepares its consolidated financial statements in U.S. dollars and in conformity with International Financial Reporting Standards.

All references to US$ are to U.S. dollars and all references to C$ are to Canadian dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, Canadian counsel to the Company, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force on the date hereof, provided the Rights and the Series 1 Debentures are each listed on a “designated stock exchange” (as such term is defined in the Tax Act and which currently includes the TSX), the Rights and Series 1 Debentures, if issued on the date hereof, would each be a “qualified investment” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a tax-free savings account (“TFSA”), a registered disability savings plan (“RDSP”), a registered education savings plan (“RESP”), a first home savings account (“FHSA”, and collectively with an RRSP, RRIF, TFSA, RDSP and RESP, a “Registered Plan”) and a deferred profit sharing plan, except, in the case of Series 1 Debentures, a deferred profit sharing plan to which the Company, or an employer that does not deal at arm’s length with the Company, has made a contribution (“DPSP”), each as defined in the Tax Act.

Notwithstanding the foregoing, if the Rights or Series 1 Debentures are “prohibited investments” (as defined in the Tax Act) for a Registered Plan, the holder or subscriber of, or annuitant under, as applicable, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax as set out in the Tax Act. The Rights and Series 1 Debentures will generally be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Company for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in the Company.

Holders who intend to hold the Rights or Series 1 Debentures in a Registered Plan or DPSP are urged to consult their own tax advisors regarding their particular circumstances.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may contain “forward-looking” statements which involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward-looking statements. These statements reflect current assumptions and expectations regarding future events and operating performance and speak only as of the date of this prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under “Risk Factors”. Although the forward-looking statements contained in this prospectus are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by applicable securities laws.

EXCHANGE RATE INFORMATION

The following table sets out (i) the rate of exchange for one U.S. dollar in Canadian dollars in effect at the end of the period indicated, (ii) the high and low rate of exchange during that period and (iii) the average rate of exchange for that period, as published by the Bank of Canada.

	Six months ended June 30, 2023	Year ended December 31
		2022	2021
High	1.3807	1.3856	1.2942
Low	1.3151	1.2451	1.2040
End of period	1.3240	1.3544	1.2678
Average	1.3477	1.3013	1.2535

On August 22, 2023 the daily rate of exchange as published by the Bank of Canada was US$1.00 = C$1.3549.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the securities regulatory authorities in each of the provinces and territories of Canada and are specifically incorporated by reference into, and form an integral part of, this prospectus:

(a)	the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and June 30, 2022;

(b)	the Company’s management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2023 (the “Q2 MD&A”);

(c)	the Company’s Annual Information Form dated March 29, 2023 (the “AIF”) (other than the section entitled “Credit Rating” therein);

(d)	the Company’s Management Information Circulars dated March 24, 2022 and March 27, 2023;

(e)	the Company’s consolidated financial statements for the years ended December 31, 2022 and December 31, 2021, together with the auditor’s report thereon;

(f)	the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022; and

(g)	the Company’s material change report dated August 21, 2023 filed in connection with the Warrant Dividend (as defined below).

Any documents of the type referred to in the preceding paragraph, or otherwise described in Section 11.1 of Form 44-101F1 – Short Form Prospectus (excluding confidential material change reports), filed by the Company with any securities regulatory authority in Canada after the date of this prospectus and prior to the completion or withdrawal of this Offering, are deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CONSTELLATION SOFTWARE INC.

We acquire, manage and build vertical market software (“VMS”) businesses. Generally, these businesses provide mission critical software solutions that address the specific needs of our customers in particular vertical markets. Our focus on acquiring businesses with growth potential, managing them well and then building them has allowed us to generate significant cash flow and revenue growth. Using a combination of proprietary software and market expertise, we provide software solutions designed to meet certain mission critical requirements of our customers. We believe that our software solutions enable our customers to boost productivity, operate more cost effectively, increase sales and improve customer service and satisfaction. Our principal strategy is to acquire, manage and build VMS businesses. Most of the VMS businesses that we acquire have the potential to be leaders within their particular markets. We target the VMS sector because of the attractive economics that it provides and our belief that our management teams understand those economics better than many of our competitors.

We are a global provider of enterprise software solutions serving a variety of distinct vertical markets.

Our head and registered office is located at 20 Adelaide Street East, Suite 1200, Toronto, Ontario, M5C 2T6. The primary geographic markets in which we operate are North America, Continental Europe, UK and Australia.

RECENT DEVELOPMENTS

Warrant Dividend

On August 15, 2023, the Company announced the declaration of a special dividend (the “Warrant Dividend”), pursuant to which all holders of the Common Shares of record on August 24, 2023 are entitled to receive, by way of a dividend-in-kind, one warrant of the Company (collectively, the “Warrants”) for each Common Share held.

As described under “Description of the Series 1 Debentures – Redemption and Purchase at the Option of the Company”, the Company will, on an annual basis, have a 15 day notice period within which to provide notice to holders of Series 1 Debentures of its intention to redeem some or all of the Series 1 Debentures on a date that is five years following the end of such notice period (the “Company Redemption Right”). The Warrants will not be exerciseable by the holders thereof unless and until the Company exercises the Company Redemption Right in respect of the Series 1 Debentures. If the Company exercises the Company Redemption Right, each Warrant will become exercisable by the holder thereof for a period of 30 calendar days (the “Warrant Exercise Period”) starting from the date that the Company provides notice to the holders of its Series 1 Debentures that the Company is exercising the Company Redemption Right to redeem Series 1 Debentures.

Following notice by the Company of the exercise of the Company Redemption Right, each Warrant will, upon exercise, entitle the holder thereof to receive, on the 10th business day following the last date of the Warrant Exercise Period (the “Series 2 Issuance Date”) C$100 principal amount of unsecured subordinated floating rate debentures, Series 2 of the Company (the “Series 2 Debentures”) for each C$100 principal amount of Series 1 Debentures tendered for repurchase by the Company.

The Company will pay any accrued and unpaid interest on the Series 1 Debentures tendered for repurchase up to, but excluding, the Series 2 Issuance Date. Other than tendering the Series 1 Debentures for repurchase, no additional exercise price will be owing by a holder of a Warrant upon the exercise of a Warrant.

The Series 2 Debentures will be identical in all material respects to the Series 1 Debentures, except that the Series 2 Debentures will not include a Company Redemption Right. Since the Series 2 Debentures will not contain a Company Redemption Right, the Company anticipates that the exercise by holders of the Warrants would neutralize the impact of an exercise of the Company Redemption Right in respect of the corresponding principal amount of Series 1 Debentures.

The Company has no current intention to exercise the Company Redemption Right under the Series 1 Debentures.

The Warrants will not be listed on the TSX or any other exchange at the time of issuance. If and when the Company Redemption Right is exercised, the Company plans to apply to list the Warrants on the TSX, so that the Warrants would trade on the TSX during the Warrant Exercise Period. The Company’s ability to list the Warrants will be subject to the approval of the TSX at such time.

All unexercised Warrants will expire on the earlier of (i) the first date on which all the outstanding Series 1 Debentures have matured or have otherwise been repurchased, redeemed or cancelled, and (ii) March 31, 2040.

Following the distribution of the Warrant Dividend, there will be 21,191,530 Warrants outstanding. As of the date hereof, there are approximately 2.82 million Series 1 Debentures outstanding. Assuming the successful completion of the Offering, the Company expects there to be up to 9.82 million Series 1 Debentures outstanding following closing of the Offering. The Company intends to ensure that the number of Warrants outstanding at any given time will significantly exceed the number of Series 1 Debentures outstanding at any given time.

In addition, if and when the Company Redemption Right is exercised, the Company plans to attempt to ensure Warrants are available to be acquired by any holder of Series 1 Debentures that wants to acquire them.

The Company has determined that the Warrants will have a nominal fair market value of C$0.0001 per Warrant at the time of the Warrant Dividend.

DESCRIPTION OF THE RIGHTS

Rights and Rights DRS Advices

The Company is issuing to each Shareholder of record at the close of business (Toronto time) on the Record Date one Right for each Common Share held by such Shareholder. The Rights will be issued in satisfaction of the Rights Dividend declared by the Company on the Common Shares in the amount of one Right per Common Share. Every 3.03 Rights entitle the holder thereof to subscribe for C$100 principal amount of Series 1 Debentures at a price of C$133 per C$100 principal amount of Series 1 Debentures purchased (plus the Accrued Interest).

The Rights are fully divisible and fully transferable into and within Canada by the holders thereof. The Rights may not be transferred to any person within the United States. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S under the U.S. Securities Act. See “– Sale or Transfer of Rights”.

The Rights are evidenced by Rights DRS Advices registered in the name of the Shareholder entitled thereto. Each Shareholder, other than an Ineligible Holder, will receive a Rights DRS Advice evidencing the total number of Rights to which such Shareholder is entitled. Subject to certain exceptions, Rights DRS Advices may not be held directly by, and subscriptions for Series 1 Debentures will not be accepted from, Ineligible Holders. See “– Ineligible Holders”.

Shareholders that hold their Common Shares through a CDS Participant will not receive Rights DRS Advices evidencing their ownership of Rights. On the Record Date, a global position representing Rights held through CDS Participants will be issued in registered form to, and in the name of, CDS or its nominee. See “– Common Shares Held Through CDS”.

Subscription Privilege

Every 3.03 Rights entitle the holder thereof to subscribe for C$100 principal amount of Series 1 Debentures at a price of C$133 per C$100 principal amount of Series 1 Debentures purchased, plus the Accrued Interest on the Series 1 Debentures purchased, prior to the Expiry Time on the Expiry Date. The Series 1 Debentures will be issued on or about October 6, 2023 (the “Issue Date”). Holders exercising Rights will be required to pay an amount equal to C$0.217 per C$100 principal amount of Series 1 Debentures in addition to the subscription price of C$133 per C$100 principal amount of Series 1 Debentures on account of interest accrued on the Debentures from, and including, September 30, 2023 to, but excluding, the Issue Date.

Rights not exercised by the Expiry Time on the Expiry Date will be void and of no further value. A holder of Rights that subscribes for some, but not all, of the Series 1 Debentures which such holder is entitled to subscribe for will be deemed to have elected to waive the unexercised balance of such Rights. For information on how to exercise the Subscription Privilege, see “– Common Shares Held in Registered Form – How to Complete the Rights Subscription Form”.

Fractional Series 1 Debentures will not be issued upon the exercise of Rights. Each holder of a Rights DRS Advice which evidences a number of Rights not evenly divisible by 3.03 will have the principal amount of Series 1 Debentures it is entitled to subscribe for rounded down to the next nearest multiple of C$100.

Subscription Agent

Computershare Investor Services Inc. (the “Subscription Agent”) has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights and to perform certain services relating to the exercise and transfer of Rights. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

Computershare Investor Services Inc.

PO Box 7021

31 Adelaide St E

Toronto ON M5C 3H2

Attn: Corporate Actions

The Subscription Agent can be reached by telephone at 1-800-564-6253 or 1-514-982-7555 or by e-mail at corporateactions@computershare.com.

Common Shares Held Through CDS

For Common Shares held through a CDS Participant in the book-based system administered by CDS, a global position representing the aggregate number of Rights held through CDS Participants will be issued in registered form to CDS and will be deposited with CDS. Each Shareholder who holds Common Shares through a CDS Participant (a “Beneficial Shareholder”) will receive a confirmation of the number of Rights issued to such holder from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

In order to exercise Rights held through a CDS Participant, a Beneficial Shareholder must (a) instruct the CDS Participant holding such Rights to exercise all or a specified number of such Rights and (b) forward to such CDS Participant the Subscription Price for each Series 1 Debenture that such Beneficial Shareholder wishes to subscribe for. Subscriptions for Series 1 Debentures made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Series 1 Debentures once submitted.

The Subscription Price for Rights held through a CDS Participant is payable in Canadian dollars by certified cheque, bank draft or money order payable to the CDS Participant by direct debit from the subscriber’s brokerage account. The entire Subscription Price for any Rights exercised must be paid at the time of subscription and must be received by the Subscription Agent at one of the Subscription Offices prior to 4:30 p.m. (Toronto time) on the Expiry Date. Accordingly, a holder of Rights held through a CDS Participant must deliver its payment and subscriptions sufficiently in advance of the Expiry Date to allow the CDS Participant through which such Rights are held to properly exercise such Rights.

Neither the Company nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate. Beneficial Shareholders must arrange purchases or transfers of Rights through their CDS Participant.

Common Shares Held in Registered Form

Shareholders who hold Common Shares in registered form (“Registered Shareholders”) will be mailed a copy of this prospectus and a Rights DRS Advice representing the total number of Rights to which each such Shareholder is entitled to receive. In order to exercise Rights represented by the Rights DRS Advice, Registered Shareholders must complete and deliver the Rights Subscription Form in accordance with the instructions set out under “– Common Shares Held in Registered Form – How to Complete the Rights Subscription Form”.

Rights not exercised by 4:30 p.m. (Toronto time) on the Expiry Date will be void and of no value. The Subscription Price for Rights exercised by Registered Shareholders is payable in Canadian dollars by certified cheque, bank draft or money order payable to the Subscription Agent.

How to Complete the Rights Subscription Form

1.

Form 1 – Subscription Privilege. Every 3.03 Rights entitle the holder thereof to subscribe for C$100 principal amount of Series 1 Debentures at a price of C$133 per C$100 principal amount of Series 1 Debentures purchased (plus the Accrued Interest). The maximum number of Rights that may be exercised pursuant to the Subscription Privilege is shown on the face of the Rights DRS Advice. If Form 1 on the Rights Subscription Form is completed so as to exercise some but not all of the Rights represented by a Rights DRS Advice, the holder of such Rights DRS Advice will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Subscription Form is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

Only subscriptions for whole Series 1 Debentures will be accepted. Each holder of a Rights DRS Advice which evidences a number of Rights not evenly divisible by 3.03 will have the principal amount of Series 1 Debentures it is entitled to subscribe for rounded down to the next nearest multiple of C$100.

Completion of Form 1 on the Rights Subscription Form constitutes a representation by the holder thereof that the holder is not a resident or national of an Ineligible Jurisdiction and is not an Ineligible Holder or an agent of a person who is a national or resident of an Ineligible Jurisdiction or an Ineligible Holder.

2.

Form 2 – Transfer of Rights. A holder of Rights who wishes to transfer the Rights represented by a Rights DRS Advice should complete and sign a valid form of Stock Power of Attorney or Securities Transfer Form. Securities Transfer Forms are available from the Subscription Agent upon request. To complete a transfer, a holder of Rights must complete a Stock Power of Attorney or Securities Transfer Form and have its signature guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program (including STAMP, SEMP, and MSP). Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. It is not necessary for a transferee to obtain a new Rights DRS Advice to exercise the Rights, but the signature of the transferee on Form 1 of the Rights Subscription Form accompanying the Stock Power of Attorney or Securities Transfer Form must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights for all purposes. If a form of Stock Power of Attorney or Securities Transfer Form is completed in good order, the Company and the Subscription Agent will treat the transferee as the absolute owner of the Rights for all purposes and will not be affected by notice to the contrary.

3.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights to a person outside the United States where neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act.

4.

Payment. The Subscription Price of C$133 per C$100 principal amount of Series 1 Debenture (plus the Accrued Interest) is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.”.

5.

Delivery. Holders of Rights who exercise their right to subscribe for Series 1 Debentures must complete and mail the enclosed Rights Subscription Form to the Subscription Agent, together with payment of the Subscription Price (including the Accrued Interest), in the enclosed return envelope. The completed Rights Subscription Form and payment of the Subscription Price must be received by the Subscription Agent by no later than 4:30 p.m. (Toronto time) on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the holder of a Rights DRS Advice must correspond in every particular with the name that appears on the face of the Rights DRS Advice. Signatures by a trustee, executor, administrator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its securityholders. Upon delivery or mailing of the completed Rights Subscription Form to the Subscription Agent, the exercise of the Rights and the subscription for Series 1 Debentures is irrevocable. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Series 1 Debentures pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice.

If a holder of a Right has any questions with respect to the proper exercise of Rights, such holder should contact the Subscription Agent at 1-800-564-6253 or 1-514-982-7555 or by e-mail at corporateactions@computershare.com.

Undeliverable Rights

Rights DRS Advices and accompanying Rights Subscription Forms returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

A holder of Rights in registered form may sell or transfer some or all of such Rights to any person who is not an Ineligible Holder. A holder who wishes to transfer some or all of its Rights must complete a valid form of Stock Power of Attorney or Securities Transfer Form and have its signature guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program (including STAMP, SEMP, and MSP). See “– Common Shares Held in Registered Form – How to Complete the Rights Subscription Form”. Holders who hold their Rights through a CDS Participant must arrange exercises or transfers of Rights through their CDS Participant.

Ineligible Holders

This prospectus covers the distribution of the Offered Securities in the Eligible Jurisdictions only. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Series 1 Debentures in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so. Rights DRS Advices will not be sent to any Shareholders with addresses of record in an Ineligible Jurisdiction and, except as described herein, Rights may not be exercised by or on behalf of any Shareholders with addresses of record in an Ineligible Jurisdiction. Instead, Ineligible Holders will be sent a copy of this prospectus together with a letter advising them that their Rights DRS Advices will be held by the Subscription Agent as agent for the benefit of all such Ineligible Holders. The letter will also set out the conditions required to be met, and procedures that must be followed, in order for Ineligible Holders to participate in the Offering.

Notwithstanding any of the foregoing, the Company may accept subscriptions from Ineligible Holders if the Company determines that the offering to and subscription by such person is lawful and in compliance with all securities and other laws applicable in the Ineligible Jurisdiction where such person is resident (each an “Approved Eligible Holder”). Shareholders who have not received Rights DRS Advices but are resident in an Eligible Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Shareholders with addresses of record in an Ineligible Jurisdiction will be held by the Subscription Agent until 4:30 p.m. (Toronto time) on September 22, 2023 in order to provide such holders with the opportunity to satisfy the Company that (i) the holder is resident in an Eligible Jurisdiction or (ii) the exercise of their Rights will not be in violation of securities and other laws applicable in the Ineligible Jurisdiction where such person is resident. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on the open market on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion.

No charge will be made for the sale of Rights on behalf of Ineligible Holders by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. The proceeds from the sale of Rights by the Subscription Agent (net of brokerage fees and selling expenses and, if applicable, costs incurred and Canadian withholding taxes) will be divided on a pro rata basis among registered Ineligible Holders and delivered to such Ineligible Holders as soon as reasonably practicable, provided that amounts of less than C$100 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of Rights or the inability of the Subscription Agent to sell the Rights. Neither the Company nor the Subscription Agent will be subject to any liability for or in connection with the sale of, or failure to sell, any Rights on behalf of Ineligible Holders. There is a risk that the proceeds received from the sale of Rights issued in respect of Common Shares held by Ineligible Holders will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights, in which case no proceeds will be remitted to Ineligible Holders.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of any of the Offered Securities may have tax consequences in Canada and in the jurisdiction in which they reside which are not described in this prospectus. U.S. Holders should refer to the section “Certain United States Federal Income Tax Considerations”. All such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of the Offered Securities and should refer to the section “Certain Canadian Federal Income Tax Considerations”.

Series 1 Debentures

Series 1 Debentures issued in connection with the Offering will be registered in the name of the person to whom the Rights DRS Advice was issued or to whom the Rights have been properly and duly transferred. The certificates, representing such Series 1 Debentures will be delivered by mail to the address of the subscriber as it appears on the Rights DRS Advice, unless otherwise directed, or to the address of the transferee, if any, indicated on the appropriate form on the Rights DRS Advice as soon as practicable after the Expiry Date. Except as otherwise described under “– Ineligible Holders”, the Series 1 Debentures will not be issued to or on behalf of any holders of Rights with addresses of record in an Ineligible Jurisdiction.

Holders of Rights that hold their Rights through a CDS Participant will not receive physical certificates evidencing their ownership of Series 1 Debentures issued upon the exercise of Rights. Upon the closing of the Offering, a global position representing such Series 1 Debentures will be issued in registered form to, and in the name of, CDS or its nominee.

DESCRIPTION OF THE SERIES 1 DEBENTURES

The following description of the Series 1 Debentures is a brief summary of their material attributes and characteristics. The following summary uses words and terms which are defined in the trust indenture dated November 19, 2014 between the Company and Computershare Trust Company of Canada (the “Debenture Trustee”) in respect of the Series 1 Debentures, as supplemented by the first supplemental indenture dated September 30, 2015 between the Company and the Debenture Trustee, and as may be amended or further supplemented from time to time (the “Indenture”). This summary does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the terms of the Indenture.

The Series 1 Debentures will be issued as an additional tranche of, and will be treated as a single series with, the C$68 million principal amount of Series 1 Debentures issued on October 1, 2014, the C$28 million principal amount of Series 1 Debentures issued on November 19, 2014 and the C$186.2 million principal amount of Series 1 Debentures issued on September 30, 2015. The Series 1 Debentures will be issued under and pursuant to the provisions of the Indenture and will have a maturity date of March 31, 2040 (the “Maturity Date”). The Company may, from time to time, without the consent of Series 1 Debentureholders, issue additional Series 1 Debentures or other debentures in addition to the Series 1 Debentures offered hereby.

The Series 1 Debentures will be issuable only in denominations of C$100 and integral multiples thereof.

The Series 1 Debentures will be direct obligations of CSI and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to all Senior Indebtedness of the Company as described under “Description of the Series 1 Debentures – Subordination”. The Indenture does not restrict CSI from incurring additional Senior Indebtedness at any time or from time to time or other indebtedness or otherwise mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing. The Series 1 Debentures will rank pari passu with every other series of debentures that have been issued, or may hereafter be issued, under the Indenture.

Interest Rate

From, and including, the Issue Date to, but excluding, March 31, 2024, the Series 1 Debentures will bear interest at a rate of 13.3% per annum (the “Current Rate”). From, and including, March 31, 2024 to, but excluding, the Maturity Date, the interest rate applicable to the Series 1 Debentures will be reset on an annual basis on March 31 of each year, at a rate equal to the Cost of Living Adjustment (as defined below) (which amount may be positive or negative) plus 6.5% (“Floating Interest”). Notwithstanding the foregoing, the interest rate applicable to the Series 1 Debentures will at no time be less than 0%. Interest, if any, will be payable quarterly in arrears in equal instalments on March 31, June 30, September 30 and December 31 in each year, commencing on December 31, 2023. Holders of Series 1 Debentures at the close of business on the business day prior to an interest payment date will be entitled to receive the interest payment in respect of such quarter. The Current Rate will only apply to the Series 1 Debentures in respect of interest payments made on or prior to March 31, 2024. Effective March 31, 2024, the interest payable on the Series 1 Debentures will be based on the applicable Floating Interest rate.

For the purposes hereof:

“Cost of Living Adjustment” means, in any given year, the annual average percentage change in the CPI Index during the 12 month period ending on December 31 in the prior year. For the 12 month period ending on December 31, 2022, the Cost of Living Adjustment was 6.8%.

“CPI Index” means the index called the “All-items Consumer Price Index” published by Statistics Canada in its monthly publication, adjusted for base year 2002 (2002=100) and rebased from time to time, provided that if the Government of Canada determines not to publish such index, then the term “CPI Index” means whatever substitute index is used to determine the Government of Canada’s obligations under its real return bonds if any Government of Canada real return bonds are then outstanding, or if there is no such index or compilation, the term “CPI Index” means a similar measure determined by the Company, acting reasonably.

The principal and interest on the Series 1 Debentures will be payable in lawful money of Canada as specified in the Indenture.

About the CPI Index

The CPI Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing and footwear, shelter, household operations, furnishings and equipment, recreation, education and reading, alcoholic beverages and tobacco products, fuels, transportation, health and personal care, and energy. In calculating the CPI Index, the prices of the various items included in the fixed market basket are averaged together with the weights that represent their importance in the spending of households in Canada. Statistics Canada periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in the consumer expenditure patterns. Since the basket contains commodities of unchanging or equivalent quantity and quality, the index reflects only pure price movements. The CPI Index is expressed in relative terms in relation to a time base reference period for which the level was set to 100.0.

Historical Performance of the CPI Index

The following chart shows the annual percentage changes to the CPI Index over the last 25 years. Historical performance of the CPI Index is not an indication of future performance and the future performance of the CPI Index may differ significantly from historical performance, either positively or negatively.

Redemption and Purchase at the Option of the Company

As described below, the Company will, on an annual basis, have a 15 day notice period within which to provide notice to holders of Series 1 Debentures of its intention to redeem some or all of such Series 1 Debentures on a date that is five years following the end of such notice period.

During the period beginning on March 16 and ending on March 31 of each year, the Company will have the right, at its option, to give notice to holders of Series 1 Debentures of its intention to redeem the Series 1 Debentures, in whole or in part, on March 31 in the year that is five years following the year in which notice is given, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the date fixed for redemption. For example, if the Company chooses to exercise its right to redeem the Series 1 Debentures in March 2024, the Company would be required to deliver notice of such redemption to holders of Series 1 Debentures during the period beginning on March 16, 2024 and ending on March 31, 2024, and the effective date of redemption would be March 31, 2029. Given the foregoing, the first possible redemption date is March 31, 2029. In the event the Company exercises its right to redeem some or all of the outstanding Series 1 Debentures in a given year, the Company will send a reminder redemption notice to holders of Series 1 Debentures not less than 30 nor more than 60 days prior to each applicable redemption date.

The Company’s ability to redeem the Series 1 Debentures will be subject to compliance with the terms of the Senior Indebtedness at the time of redemption and may be restricted in certain circumstances. See “Description of the Series 1 Debentures – Subordination” and “Risk Factors – Prior Ranking Indebtedness”.

CSI will have the right to purchase Series 1 Debentures in the market, by tender or by private contract subject to regulatory requirements; provided, however, that if an Event of Default (as defined below) has occurred and is continuing, the Company will not have the right to purchase the Series 1 Debentures by private contract.

In the case of redemption of less than all of the Series 1 Debentures, the Series 1 Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

Investor Put Rights

As described below, holders of Series 1 Debentures will, on an annual basis, have a 15 day notice period within which to provide notice to the Company of their intention to require the Company to repurchase some or all of such Series 1 Debentures on a date that is approximately five years following the end of such notice period.

During the period beginning on March 1 and ending on March 15 of each year, holders of Series 1 Debentures will have the right, at their option, to give notice to the Company of their intention to require the Company to repurchase (or to “put”) the Series 1 Debentures, in whole or in part, on March 31 in the year that is five years following the year in which notice is given, at a price equal to the principal amount thereof plus accrued and unpaid interest up to but excluding the date fixed for repurchase. For example, if a holder of Series 1 Debentures chooses to exercise its right to have the Company repurchase such holder’s Series 1 Debentures in March 2024, the holder would be required to deliver notice of such repurchase to the Company during the period beginning on March 1, 2024 and ending on March 15, 2024, and the effective date of repurchase would be March 31, 2029. Given the foregoing, the first possible repurchase date is March 31, 2029.

The Company’s ability to repurchase the Series 1 Debentures will be subject to compliance with the terms of the Senior Indebtedness at the time of repurchase and may be restricted in certain circumstances. See “Description of the Series 1 Debentures – Subordination” and “Risk Factors – Prior Ranking Indebtedness”. In addition, once a holder of Series 1 Debentures has exercised its put right in respect of some or all of the Series 1 Debentures held by such holder (the “Puttable Series 1 Debentures”), the Puttable Series 1 Debentures will be held in escrow by the Debenture Trustee and will no longer be transferable over the facilities of the TSX or otherwise. See “Risk Factors – Exercise of Put Rights”.

Holders of Series 1 Debentures who hold their Series 1 Debentures through a CDS Participant will, prior to exercising their right to have the Company repurchase such holder’s Series 1 Debentures, be required to withdraw their Series 1 Debentures from CDS and obtain a certificate for such Series 1 Debentures in registered form.

Failure to Pay Interest on an Interest Payment Date

Interest May Form Part of Principal Amount Outstanding. The Company may, subject to regulatory approval, applicable law and the terms of the Senior Indebtedness, elect (the “PIK Election”), in lieu of paying interest in cash, to satisfy all or any portion of its obligation to pay interest on the Series 1 Debentures, as and when the same becomes due (the “Series 1 Debentures Interest Obligation”) by issuing to Series 1 Debentureholders such principal amount of Series 1 Debentures (the “PIK Series 1 Debentures”) equal to the amount of the Series 1 Debentures Interest Obligation to be satisfied by the issuance of PIK Series 1 Debentures (less any tax required by law to be deducted, if any), which amount will be rounded down to the nearest multiple of C$100. No fractional PIK Series 1 Debentures shall be delivered to Series 1 Debentureholders in satisfaction of the Series 1 Debentures Interest Obligation; however holders will receive a cash payment in respect of any fractional interest in PIK Series 1 Debentures. The Company will make a PIK Election by delivering written notice (the “PIK Election Notice”) to the Debenture Trustee and the TSX at least ten business days prior to the applicable interest payment date. The PIK Election Notice will include the principal amount of PIK Series 1 Debentures to be issued and delivered to the Series 1 Debentureholders.

Common Share Dividend and Buyback Stopper. If, on any interest payment date, the Company fails to pay the interest on the Series 1 Debentures in full in cash, the Company will not (i) declare or pay dividends of any kind on the Common Shares, nor (ii) participate in any share buyback or redemption involving the Common Shares, until the Company first pays such interest (or the unpaid portion thereof) to holders of Series 1 Debentures; provided however that if the Company has issued PIK Series 1 Debentures in respect of all or a portion of the amount of interest owing on the Series 1 Debentures on one or more interest payment dates, the Company may resume declaring and paying dividends of any kind on the Common Shares and participating in share buybacks or redemptions involving the Common Shares beginning on the earlier of (i) the next interest payment date in respect of which the Company pays the amount of interest owing on the Series 1 Debentures in full in cash, and (ii) the date on which the Company repays all amounts owing under such PIK Series 1 Debentures.

Payment upon Redemption or Maturity

On redemption or at the Maturity Date, CSI will repay the indebtedness represented by the Series 1 Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Series 1 Debentures, together with accrued and unpaid interest thereon.

Cancellation

All Series 1 Debentures redeemed or purchased as described herein will be cancelled and may not be reissued or resold.

Subordination

The payment of the principal of, and interest on, the Series 1 Debentures will be subordinated in right of payment, in the circumstances referred to below and also more particularly as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. “Senior Indebtedness” of the Company is defined in the Indenture as all indebtedness of the Company (whether outstanding as at the date of the Indenture or thereafter incurred) which, by the terms of the instrument creating or evidencing the indebtedness, is not expressed to be pari passu with, or subordinate in right of payment to, the Series 1 Debentures, which includes the Company’s existing credit facility with a syndicate of Canadian chartered banks and U.S. banks (the “Credit Facility”). The Credit Facility is a US$840 million revolving credit facility with a stated maturity date of November 5, 2026, which facility has been established by a syndicate of lenders for the Company’s general corporate purposes and to enable it to finance its acquisitions. The Credit Facility may be drawn in four currencies: Canadian dollars, U.S. dollars, Pound sterling and Euros. The advances made under the Credit Facility bear variable interest rates calculated at standard reference rates in the applicable currencies plus interest rate margins determined based on a leverage ratio table. The Credit Facility is currently guaranteed by certain of the Company’s material subsidiaries and secured by the majority of its assets and the assets of such material subsidiaries. The credit agreement establishing the Credit Facility contains terms and conditions that are customary for a credit facility of this nature, including representations and warranties, covenants and events of default with customary cure periods, where appropriate. In particular, the Company may make distributions to other persons (including its shareholders) so long as (i) there is no default or event of default and (ii) the amount of availability under the Credit Facility and unrestricted cash of the Company and its guarantor subsidiaries is greater than US$25 million, in each case, prior to or after the making of such distribution.

The Indenture does not limit the ability of the Company to incur additional indebtedness, including additional Senior Indebtedness at any time or from time to time or other indebtedness or otherwise mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

The Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, all creditors under any Senior Indebtedness will receive payment in full before the Series 1 Debentureholders will be entitled to receive any payment or distribution of any kind or character, including, without limitation, in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Series 1 Debentures or any unpaid interest accrued thereon.

The Indenture also provides that, subject to the requirements of the U.S. Trust Indenture Act of 1939, as amended, neither the Debenture Trustee nor the Series 1 Debentureholders shall be entitled to demand or otherwise attempt to enforce in any manner, institute proceedings for the collection of, or institute any proceedings against the Company including, without limitation, by way of any bankruptcy, insolvency or similar proceedings or any proceeding for the appointment of a receiver, liquidator, trustee or other similar official (it being understood and agreed that the Debenture Trustee and/or the Series 1 Debentureholders shall be permitted to take any steps necessary to preserve the claims of the Series 1 Debentureholders in any such proceeding and any steps necessary to prevent the extinguishment or other termination of a claim or potential claim as a result of the expiry of a limitation period provided that any such steps do not interfere with the enforcement by any holder of any Senior Indebtedness of its rights and remedies), or receive any payment or benefit in any manner whatsoever on account of indebtedness represented by the Series 1 Debentures (the “Series 1 Debentures Senior Indebtedness Postponement Provisions”) without the prior written consent of the lenders under the Senior Indebtedness.

In addition to the foregoing, pursuant to the terms of the Credit Facility: (a) the Company will only be permitted to make payment of interest in respect of the Series 1 Debentures, if either (i) both before and immediately after each such payment, no event of default (as defined under the Credit Facility) has occurred and is continuing, or (ii) the Company obtains the prior written consent of the applicable lenders under the Credit Facility; and (b) the Company will not, without the prior written consent of the applicable lenders under the Credit Facility, be permitted to make any payment of principal in respect of the Series 1 Debentures prior to the maturity date of the Credit Facility, being November 5, 2026.

Put Right upon a Change of Control

Upon the occurrence of a change of control of the Company involving the acquisition of voting control or direction of more than 50% of the votes represented by the issued and outstanding Common Shares by any person or group of persons acting jointly or in concert (a “Change of Control”), each holder of Series 1 Debentures may require the Company to purchase, on the date which is 30 days following the giving of notice of the Change of Control as set out below (the “Change of Control Put Date”), the whole or any part of such holder’s Series 1 Debentures at a price equal to 100% of the principal amount thereof (the “Change of Control Put Price”) plus accrued and unpaid interest up to, but excluding, the Change of Control Put Date.

If 90% or more of the aggregate principal amount of the Series 1 Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Change of Control Put Date, the Company will have the right to redeem all the remaining Series 1 Debentures on such date at the Change of Control Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Change of Control Put Date and, as soon as possible thereafter, by the Debenture Trustee to the holders of the Series 1 Debentures not tendered for purchase.

Modification

The rights of the holders of the Series 1 Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which will make binding on all Series 1 Debentureholders resolutions passed at meetings of the holders of the debentures issued under the Indenture by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the then outstanding debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding debentures. In certain cases, the modification will, instead of or in addition to the foregoing, require assent by the holders of the required percentage of debentures of each particularly affected series. Under the Indenture, the Debenture Trustee will have the right to make certain amendments to the Indenture in its discretion, without the consent of the holders of Series 1 Debentures.

Events of Default

The Indenture provides that an event of default (“Event of Default”) in respect of the Series 1 Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Series 1 Debentures: (i) failure to pay principal or premium, if any, on the Series 1 Debentures, whether at the Maturity Date, upon redemption, by acceleration or otherwise; or (ii) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws. Subject to the Series 1 Debentures Senior Indebtedness Postponement Provisions, if an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the then outstanding Series 1 Debentures, declare the principal of (and premium, if any) and accrued interest on all outstanding Series 1 Debentures to be immediately due and payable.

Governing Law

Each of the Indenture and the Series 1 Debentures are governed by, and construed in accordance with, the laws of the Province of Ontario applicable to contracts executed and to be performed entirely in such Province.

The foregoing is a summary only of the terms of the Series 1 Debentures and is qualified by the more detailed provisions of the Indenture. A copy of the Indenture is available on SEDAR+ at www.sedarplus.ca.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company’s share or loan capital on a consolidated basis since June 30, 2023 to the date of this prospectus. After giving effect to the Offering, a maximum of C$982.2 million principal amount of the Series 1 Debentures will be outstanding. The net proceeds from the Offering are expected to be used by the Company to pay down indebtedness under the Credit Facility, with any remaining proceeds to be used for future acquisitions. See “Use of Proceeds”.

USE OF PROCEEDS

The estimated net proceeds to the Company from the Offering, after deducting the expenses of the Offering estimated to be approximately C$750,000, will be approximately C$930,250,000, assuming the exercise of all Rights. The net proceeds from the Offering are expected to be used by the Company to pay down indebtedness under the Credit Facility, with any remaining proceeds to be used for future acquisitions. The Credit Facility may be used by the Company for general corporate purposes, including acquisitions. The existing indebtedness under the Credit Facility, for which a portion of the proceeds are intended to be used, was incurred by the Company in the ordinary course of its operations, primarily as a short-term source of working capital and to fund acquisitions As of August 22, 2023, US$488 million was owing under our Credit Facility. For further information regarding the outstanding amounts owing under our Credit Facility, please refer to the Q2 MD&A, which is incorporated by reference in this prospectus.

The Company intends to spend the funds available to the Company as stated in this short form prospectus; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

PLAN OF DISTRIBUTION

Each Shareholder of record on the Record Date will receive one Right for each Common Share held. This prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the Series 1 Debentures issuable on the exercise of the Rights in each of the provinces and territories of Canada, and also covers the offer and sale of the Series 1 Debentures issuable upon exercise of the Rights within the United States under the U.S. Securities Act. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Series 1 Debentures in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so.

The Offered Securities have not been qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions. Except as described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. This prospectus is not, and under no circumstances is to be construed as, an offering of any of the Offered Securities for sale in any Ineligible Jurisdiction or to Ineligible Holders or a solicitation therein or thereto of an offer to buy any securities. Rights DRS Advices will not be sent to any Shareholder with an address of record in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights DRS Advices will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Offering – Ineligible Holders”.

There is currently no market through which the Rights may be sold. There can be no assurance that an active trading market will develop for the Rights or, if developed, that such a market will be sustained. To the extent that an active trading market for the Rights does not develop, the pricing of the Rights in the secondary market, the transparency and availability of trading prices and the liquidity of the Rights may be adversely affected.

The currently outstanding Common Shares are listed and posted for trading on the TSX under the symbol “CSU”. The currently outstanding Series 1 Debentures are listed and posted for trading on the TSX under the symbol “CSU.DB”. The TSX has approved the listing of the Rights and the additional Series 1 Debentures subject to the Company fulfilling all of the requirements of the TSX. The Rights will be listed on the TSX under the symbol “CSU.RT” and will be posted for trading on the TSX until 12:00 pm (Toronto time) on the Expiry Date at which time they will be halted from trading.

TRADING PRICE AND VOLUME OF SERIES 1 DEBENTURES

The outstanding Series 1 Debentures are listed and posted for trading on the TSX under the trading symbol “CSU.DB”. The following table sets forth, for the period indicated, the high and low trading prices and the trading volumes of the Series 1 Debentures as reported by the TSX:

Period	High (C$)(1)	Low (C$)(1)	Volume
2023
August (August 1 to August 22)	143.50	137.00	665,820
July	143.49	139.5	347,000
June	141.55	139.1	503,300
May	141	139	64,100
April	141.5	137.01	870,000
March	141	137	3,170,000
February	139	135	6,312,330
January	141	136	4,715,474

2022
December	139.5	137	3,599,005
November	141	137	3,526,000
October	140	137.875	1,308,451
September	140	135	1,809,000
August	143	140.01	769,000
July	145.75	142	2,291,474
June	149.5	143.5	1,497,530
May	148	142	515,000
April	144.5	142	634,505
March	145	140.1	595,710
February	143	140.1	314,000
January	141	139	4,696,699

2021	141.74	128.5	10,574,511
2020	135	115.01	32,049,210
2019	139.99	117	16,163,319
2018	129	117.99	18,608,637
2017	125	113	45,920,766
2016	119.99	107	28,400,999
2015	125	108.5	17,797,228
2014	119.5	112	2,580,200

(1)	Trading prices include accrued interest.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act applicable to a holder in respect of the receipt, exercise and disposition of Rights under the Offering and of acquiring, holding, exercising and disposing, of Series 1 Debentures received upon the exercise of Rights. This summary is only applicable to a holder of Rights who acquires such rights under this Offering and a holder who acquires, as beneficial owner, Series 1 Debentures pursuant to the exercise of Rights and who, for purposes of the Tax Act and at all relevant times, holds the Rights and Series 1 Debentures as capital property (a “Holder”). Generally, the Rights and Series 1 Debentures will be considered to be capital property to a Holder provided the Holder does not hold the Rights or Series 1 Debentures in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. In this section, a reference to a “Right” includes a fraction thereof.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market rules”); (ii) an interest in which is a “tax shelter” or a “tax shelter investment” (each as defined in the Tax Act); (iii) that is a “specified financial institution” (as defined in the Tax Act); (iv) who makes or has made a “functional currency” reporting election under the Tax Act; or (v) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to the Rights and Series 1 Debentures. Any such Holder should consult its own tax advisor with respect to the income tax consequences associated with Rights and Series 1 Debentures.

This summary is based upon the facts set forth in this prospectus, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by it prior to the date hereof. This summary assumes the Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or decision, or any changes in the CRA’s administrative policies or assessing practices, nor does it take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not and should not be construed as legal or tax advice to any holder of Rights or any prospective purchaser or holder of Series 1 Debentures, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of Rights and Series 1 Debentures should consult their own tax advisors regarding the Canadian federal income tax consequences with respect to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local or foreign tax laws.

Holders Resident in Canada

The following portion of the summary is applicable to a Holder of Rights and Series 1 Debentures who, at all relevant times, is resident or deemed to be resident in Canada for purposes of the Tax Act and deals at arm’s length with, and is not affiliated with, the Company (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to hold their Series 1 Debentures as capital property may, in certain circumstances, be entitled to have their Series 1 Debentures and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election does not apply to Rights. Resident Holders should consult their own tax advisors regarding their particular circumstances.

Rights Dividend and the Receipt of Rights

A Resident Holder that receives the Rights Dividend declared by the Company on its Common Shares will be required to include the amount of the Rights Dividend in computing such Resident Holder’s income for that taxation year. The amount of the Rights Dividend will be equal to the fair market value, at the time of receipt, of the Rights received by the Holder on account of such dividend.

In the case of an individual (other than certain trusts), such Rights Dividend will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” (as defined in the Tax Act) designated by the Company in accordance with the provisions of the Tax Act. The Company intends to designate the Rights Dividend as an eligible dividend in accordance with the Tax Act.

The Rights Dividend received by a corporation that is a Resident Holder of Common Shares must be included in computing its income for a taxation year but generally will be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

The cost of the Rights received for purposes of the Tax Act will equal the fair market value, at the time of receipt, of such Rights. In determining the adjusted cost base to the Resident Holder of a Right, the cost of each Right held by a Resident Holder will be averaged with the adjusted cost base of each other identical Right (determined in accordance with the Tax Act) held by the Resident Holder for the purposes of determining the adjusted cost base to that Resident Holder of each Right so held.

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Resident Holder upon the exercise of Rights.

Series 1 Debentures acquired by a Resident Holder upon the exercise of Rights will have a cost to the Resident Holder equal to the aggregate of the subscription price paid by a Resident Holder plus the adjusted cost base to the Resident Holder of the exercised Rights.

In determining the adjusted cost base to the Resident Holder of a Series 1 Debenture, the cost of each Series 1 Debenture held by a Resident Holder will be averaged with the adjusted cost base of each other identical Series 1 Debenture (determined in accordance with the Tax Act) held by the Resident Holder.

Disposition of Rights

A Resident Holder who disposes of, or is deemed to dispose of, a Right (otherwise than by exercise of the Right) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Right to the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Capital Gains and Capital Losses”.

Expiry of Rights

Generally, the expiry of an unexercised Right will result in a capital loss to a Resident Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. Any such capital loss will be subject to the tax treatment described below under “Capital Gains and Capital Losses”.

Interest on Series 1 Debentures

Series 1 Debentures are “indexed debt obligations” (as defined in the Tax Act). Accordingly, the normal rules which require certain taxpayers to include interest in income on an accrual basis will not apply. Rather, a

Resident Holder of Series 1 Debentures will be required to include in its income for each taxation year in which the Resident Holder owned a Series 1 Debenture any Current Rate interest and Floating Interest, as applicable, which has been received or become receivable by the Resident Holder in that taxation year, depending upon the method regularly followed by the Resident Holder in computing income, except to the extent that the Resident Holder included such amounts in income for a preceding year.

The particular rules in the Tax Act relating to indexed debt obligations are complex. Resident Holders are urged to consult their own tax advisors concerning the application of such rules.

Disposition of Series 1 Debentures

A disposition or deemed disposition of a Series 1 Debenture by a Resident Holder (including upon redemption, or repayment on maturity) should generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Resident Holder’s adjusted cost base thereof. For this purpose, proceeds of disposition generally will not include amounts required to be included in income as interest. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Capital Gains and Capital Losses”.

Upon a disposition or deemed disposition of a Series 1 Debenture, interest (including amounts deemed to be interest) accrued thereon to the date of disposition will be included in computing the income of the Resident Holder as described above under “Interest on Series 1 Debentures”, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Series 1 Debentures.

Series 1 Debentures Purchased at a Premium

The cost to a Resident Holder of Series 1 Debentures acquired on the exercise of Rights will exceed the principal amount of the Series 1 Debentures and that cost will be averaged in determining the adjusted cost base to a Resident Holder of a Series 1 Debenture (as described above under “Exercise of Rights”). Accordingly, a Resident Holder who disposes of Series 1 Debentures upon a redemption by the Company or upon maturity is generally expected to realize a capital loss. Capital losses may not be applied against interest income received by the Resident Holder on the Series 1 Debentures (refer to “Capital Gains and Capital Losses” below).

Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year from taxable capital gains realized by the Resident Holder in such taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Alternative Minimum Tax

Capital gains realized by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to liability for alternative minimum tax under the Tax Act. The Minister of Finance (Canada) announced proposed changes to the existing rules in the Tax Act relating to alternative minimum tax in the federal budget on March 28, 2023. Draft legislation implementing those changes was released on August 4, 2023.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its

“aggregate investment income” for the year, which is defined in the Tax Act to include taxable capital gains and interest. Pursuant to certain Tax Proposals, such additional tax may also apply to a Resident Holder that is a “substantive CCPC” (as defined in the Tax Proposals).

Holders Not Resident in Canada

The following portion of the summary is applicable to a Holder of Rights and Series 1 Debentures who, at all relevant times: (i) is not and is not deemed to be, a resident of Canada for purposes of the Tax Act; (ii) deals at arm’s length with the Company for purposes of the Tax Act; (iii) does not use or hold and is not deemed to use or hold the Rights and Series 1 Debentures in the course of carrying on business in Canada; (iv) is not an insurer for purposes of the Tax Act; (v) deals at arm’s length with any person resident (or deemed to be resident) in Canada to whom the Holder disposes of a Series 1 Debenture; (vi) is entitled to receive all payments made on the Series 1 Debentures; (vii) is not an entity in respect of which the Company is a “specified entity” (within the meaning of proposed subsection 18.4(1) of the Tax Act as contained in Tax Proposals released on April 29, 2022 (the “Hybrid Mismatch Proposals”)); and (viii) is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company or a person who does not deal at arm’s length with such a specified shareholder (a “Non-Resident Holder”). This summary assumes that no amount paid or payable to a Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Tax Act as contained in the Hybrid Mismatch Proposals.

Rights Dividend and the Receipt of Rights

A Non-Resident Holder who receives the Rights Dividend declared by the Company on its Common Shares will be subject to Canadian withholding tax on such dividend. The amount of the Rights Dividend will be equal to the fair market value, at the time of receipt, of the Rights received by the Holder on account of such dividend.

A Non-Resident Holder will generally be subject to Canadian withholding tax at a rate of 25% on the gross amount of the dividend, unless such rate is reduced under the terms of an applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Treaty”), where a dividend is paid (or deemed to be paid) on the Common Shares to a resident of the United States for the purposes of the Canada-U.S. Treaty, who is the beneficial owner of the dividends, and who is entitled to all the benefits under the Canada-U.S. Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

A portion of the Rights otherwise to be delivered to a Non-Resident Holder may be sold by the Company on behalf of the Non-Resident Holder in order to fund the applicable withholding taxes.

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Non-Resident Holder upon the exercise of Rights.

Disposition of Rights

A Non-Resident Holder who disposes of or is deemed to dispose of a Right (otherwise than by exercise of the Right) will not be subject to tax under the Tax Act in respect of any capital gain realized on such a disposition, unless the Right constitutes “taxable Canadian property” of the Non-Resident Holder and such holder is not entitled to relief under an applicable income tax treaty or convention. The Company believes the Rights will not be “taxable Canadian property”.

Expiry of Rights

The expiry of an unexercised Right will not result in any Canadian federal income tax consequences to a Non-Resident Holder provided the Right does not constitute “taxable Canadian property”.

Interest on Series 1 Debentures

Amounts paid or credited, or deemed to be paid or credited, as, on account or in lieu of payment of, or in satisfaction of the principal amount of the Series 1 Debentures or interest on the Series 1 Debentures by the Company to a Non-Resident Holder will be exempt from Canadian withholding tax.

Disposition of Series 1 Debentures

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of a Series 1 Debenture provided the Series 1 Debenture does not constitute “taxable Canadian property” of such holder. No other taxes on income will be payable under the Tax Act by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the Series 1 Debentures.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material U.S. federal income tax consequences to U.S. Holders (as defined below) of Common Shares of (i) the receipt, ownership, exercise, expiration and disposition of the Rights issued pursuant to this Offering and (ii) the ownership and disposition of Series 1 Debentures received upon exercise of such Rights. This discussion is based on existing provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date hereof. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such challenge.

As used herein, a “U.S. Holder” is a beneficial owner of Common Shares, Rights or Series 1 Debentures that is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to any U.S. federal income taxation regardless of its source; and (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Common Shares, Rights or Series 1 Debentures, the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Common Shares, Rights or Series 1 Debentures is urged to consult its own tax advisor.

This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax; or state, local or non-U.S. tax consequences. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special rules, including, without limitation, U.S. Holders that are (i) banks, financial institutions, thrifts or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a Common Share, Right or Series 1 Debenture as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency”

other than the U.S. dollar; (vii) holders that own directly, indirectly or constructively 10 percent or more of the voting power of the Company; (viii) U.S. expatriates, (ix) persons required to accelerate the recognition of any item of gross income as a result of any item of gross income with respect to the Series 1 Debentures being taken into account in an applicable financial statement, (x) U.S. Holders that hold debentures through non-U.S. brokers or other non-U.S. intermediaries, and (xi) partnerships and other pass-through entities and investors in pass-through entities that hold the Series 1 Debentures.

This discussion assumes that the Rights and Series 1 Debentures are held as capital assets (generally, property held for investment), within the meaning of Section 1221 of the Code, in the hands of a U.S. Holder at all relevant times.

The treatment of the receipt, exercise, expiration and cancellation of the Rights for U.S. federal income tax purposes is not entirely clear. The uncertainty is attributable to a variety of factors, including the limited authorities that address such treatment and the ability of the Company to withdraw or cancel the rights offering if certain conditions are not met. The discussion below assumes that, for U.S. federal income tax purposes, the distribution of the Rights is treated as a distribution of Rights to acquire Series 1 Debentures occurring on the distribution date and such Rights are property. The discussion below also assumes that the Rights will have a fair market value for U.S. federal income tax purposes on the date of distribution.

A U.S. HOLDER OF COMMON SHARES, RIGHTS OR SERIES 1 DEBENTURES IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION.

Taxation of Rights

Receipt of Rights

A U.S. Holder that receives a Right in respect of a Common Share should generally be treated as receiving a distribution equal to the fair market value of such Right on the date of its distribution from the Company. Such distribution will be treated as a dividend to the extent it is made from the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If such fair market value exceeds the Company’s current and accumulated earnings and profits, such excess generally should be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in such Common Share, and then as capital gain. The Company anticipates that its current and accumulated earnings and profits will exceed the aggregate fair market value of the Rights on the date of their distribution.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by a non-corporate U.S. Holder from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Canada-U.S. Income Tax Convention (1980) meets these requirements, and the Company believes that it is eligible for the benefits of the Canada-U.S. Income Tax Convention. Dividends received by U.S. investors from a foreign corporation that was a passive foreign investment company (a “PFIC”) in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. The Company believes that it was not a PFIC in the preceding taxable year, and the Company does not expect it to become a PFIC in the current taxable year. However, the determination of PFIC status for any year is very fact specific, and there can be no assurance in this regard.

A U.S. Holder will be required to fund any tax required to be paid as a result of the distribution of a Right from other sources.

A U.S. Holder’s adjusted tax basis in a Right should generally equal its fair market value on the date of its distribution. A U.S. Holder’s holding period for a Right should begin on the day that such Right is received by such U.S. Holder.

Exercise of Rights

A U.S. Holder generally should not recognize any gain or loss upon the exercise of a Right and related receipt of Series 1 Debentures. A U.S. Holder’s initial tax basis in a Series 1 Debenture received upon the exercise of Rights should be equal to the sum of (a) such U.S. Holder’s adjusted tax basis in such Rights, plus (b) the Subscription Price paid by such U.S. Holder on the exercise of such Rights. A U.S. Holder’s holding period for a Series 1 Debenture received on the exercise of Rights will begin with and include the day that such Rights are exercised by such U.S. Holder. The U.S. dollar cost of a Series 1 Debenture purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Series 1 Debentures traded on an established securities market, as defined in the applicable U.S. Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

Disposition of Rights

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Right in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Right sold or otherwise disposed of. Any such gain or loss will generally be short-term capital gain or loss if the U.S. Holder held the Right for less than a year. The deductibility of capital losses is subject to various limitations.

If the consideration received on the sale of a Right is not in U.S. dollars, the amount realized generally will equal the U.S. dollar value of the payment received calculated at the spot rate on the date of the disposition. If the Rights are traded on an established securities market (as determined under the applicable Treasury Regulations), a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of any foreign currency received by translating such amount at the spot rate on the settlement date, rather than on the date of execution. Any such election by any accrual basis U.S. Holder will apply to all debt instruments held by such U.S. Holder and cannot be changed without the consent of the IRS

Additionally, if a U.S. Holder receives any foreign currency on the sale of a Right, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Right and the date the sale proceeds are converted into U.S. dollars.

Expiration of Rights

If a Right expires without being exercised by a U.S. Holder, the U.S. Holder should generally recognize a short-term capital loss in an amount equal to such U.S. Holder’s adjusted tax basis in such right. Capital losses are generally available to offset only capital gain (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. Holder) and therefore generally cannot be used to offset any dividend income arising from the receipt of a Right or other income.

Cancellation of the Offering

There is no authority that specifically addresses the tax treatment of a U.S. Holder that receives, sells or exercises a Right if the Company subsequently cancels the Offering. Certain authorities suggest that a U.S. Holder that receives a Right and does not sell or otherwise dispose of such Right may not be taxed on the receipt or cancellation of such right if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and the Company and applicable withholding agents are likely to take the position, for information reporting and backup withholding purposes, that the treatment described above under “Receipt of Rights” and below under “Information Reporting and Backup Withholding” continue to apply to such a U.S. Holder.

If a U.S. Holder has dividend income upon the receipt of a Right, even though the Company subsequently cancels the Offering, the U.S. Holder should generally have a short-term capital loss upon the cancellation of the Right in an amount equal to such U.S. Holder’s adjusted tax basis in such Right.

Taxation of Series 1 Debentures received upon Exercise of Rights

Qualified Reopening

The issuance of additional Series 1 Debentures pursuant to the exercise of the Rights issued pursuant to this Offering (the “Additional Series 1 Debentures”) is a reopening of the issuance of the C$68 million principal amount of Series 1 Debentures issued on October 1, 2014, the C$28 million principal amount of Series 1 Debentures issued on November 19, 2014 and the C$186.2 million principal amount of Series 1 Debentures issued on September 30, 2015 (the “Existing Series 1 Debentures”). Additional debt instruments issued in a “qualified reopening” are treated as part of the same issue as the original debt instruments for U.S. federal income tax purposes. A qualified reopening includes, among other things, a reopening in which the additional debt instruments are issued for cash to persons unrelated to the issuer (as determined under section 267(b) or 707(b) of the Code) for an arm’s length price and, on the date on which the price of the additional debt instruments is established, the yield of the additional debt instruments (based on their fair market value or cash purchase price, whichever is applicable) is not more than 100% of the yield of the original debt instruments on their issue date.

As discussed below, the yield of the Existing Series 1 Debentures and the Additional Series 1 Debentures is determined under complex rules, the application of which is not free from doubt. It is not clear whether the Additional Series 1 Debentures will be eligible to be treated as issued in a qualified reopening because they may be treated as issued for cash and the Rights, rather than solely for cash, or because they may be treated as having been sold at less than an arm’s length price. Further, there is no authority directly on point regarding the application of the qualified reopening rules to a reopening of a debt instrument that pays a variable interest rate. Nonetheless, because the Company expects the yield of the Additional Series 1 Debentures on the date on which the price of the Additional Series 1 Debentures is established to satisfy the yield test described above, the Company intends to treat the issuance of the Additional Series 1 Debentures as a qualified reopening of the issuance of the Existing Series 1 Debentures. Accordingly, for U.S. federal income tax purposes, the Company currently intends to treat the Additional Series 1 Debentures as issued with original issue discount (“OID”) and as having the same adjusted issue price as the Existing Series 1 Debentures. If the issuance of the Additional Series 1 Debentures is not treated as a qualified reopening, whether because of changes in the yield of the Series 1 Debentures between the date of this prospectus and the date on which the price of the Additional Series 1 Debentures is established, or because the IRS successfully challenges the treatment of the issuance as a qualified reopening, the Additional Series 1 Debentures would be treated as a separate issuance from the Existing Series 1 Debentures. As a result, the Additional Series 1 Debentures would have a different issue price and a different amount of OID from the Existing Series 1 Debentures, and would not be fungible with the Existing Series 1 Debentures.

Issue Price – Qualified Reopening of Existing Series 1 Debentures

As described above, the Company intends to treat the Additional Series 1 Debentures as having the same adjusted issue price as the Existing Series 1 Debentures. An Existing Series 1 Debenture’s “issue price” generally is:

a)

in the case of an Existing Series 1 Debenture issued for money, the first price at which a substantial amount of Series 1 Debentures included in the issue of which the Existing Series 1 Debenture is a part was sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers;

b)

in the case of an Existing Series 1 Debenture that was not described in (a) and was part of an issue that was traded on an established market, the fair market value of the Existing Series 1 Debenture on the issue date;

c)

in the case of an Existing Series 1 Debenture that was not described in (a) or (b) and was issued for property that was traded on an established market, the fair market value of the property on the issue date;

d)	in the case of an Existing Series 1 Debenture that was not described in (a), (b) or (c), if section 1274 applied, the issue price determined under section 1274; and

e)	in the case of an Existing Series 1 Debenture that was not described in (a), (b), (c), or (d), the stated redemption price at maturity.

It is not clear whether the Existing Series 1 Debentures were issued for money, in which case the first rule applied, or for a combination of money and property (that is, the surrender of the Rights), in which case various rules may have applied. Under any of the definitions described above, the Company believes that the issue price of an Existing Series 1 Debenture equaled at least the original subscription price for an Existing Series 1 Debenture (being C$95.00 per C$100 principal amount of Existing Series 1 Debentures), because a U.S. Holder that acquired an Existing Series 1 Debenture by the exercise of Rights paid the subscription price in cash, but no more than the total of the original subscription price for an Existing Series 1 Debenture plus the fair market value of the Rights on the date of issue of the Existing Series 1 Debentures.

Issue Price – Separate Issuance of Additional Series 1 Debentures

If the issuance of the Additional Series 1 Debentures is not treated as a qualified reopening, the issue price of an Additional Series 1 Debenture will be determined without regard to the issue price of the Existing Series 1 Debentures, but in the manner described above under “Issue Price – Qualified Reopening of Existing Series 1 Debentures”. In such event, the Additional Series 1 Debentures would not be issued with the same issue price or amount of OID as the Existing Series 1 Debentures.

Variable Rate Debt Instrument

Complex rules apply to debt instruments treated as “contingent payment debt instruments.” However, a debt instrument that is treated as a “variable rate debt instrument” (a “VRDI”) will not be characterized as a contingent payment debt instrument. The definition of a VRDI includes a debt instrument that, among other things, does not provide for any stated interest other than stated interest (compounded or paid at least annually) at a current value of a single objective rate. A current value is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day. An objective rate is in general a rate that is determined using a single fixed formula and that is based on objective financial or economic information. If interest on a debt instrument is stated at a fixed rate for an initial period of 1 year or less followed by a variable rate that is an objective rate for a subsequent period, and the value of the variable rate on the issue date is intended to approximate the fixed rate, the fixed rate and the variable rate together constitute a single objective rate. Although the conclusion is not free from doubt, the interest rate on a Series 1 Debenture should be an objective rate and a Series 1 Debenture should be treated as a VRDI under the rules described above. If the Series 1 Debentures were characterized as contingent payment debt instruments, a U.S. Holder might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Series 1 Debentures and to treat any gain recognized on the sale or other disposition of a Series 1 Debenture as ordinary income rather than as capital gain.

Original Issue Discount

A debenture with a term that exceeds one year will constitute a discount debenture issued with OID if the stated redemption price at maturity of the debenture exceeds its issue price by more than the de minimis amount of 1⁄4 of 1 percent of the “stated redemption price at maturity” multiplied by the number of complete years from the issue date of the debenture to its maturity. The “stated redemption price at maturity” of a Series 1 Debenture is the total of all payments provided by the Series 1 Debenture that are not payments of qualified stated interest. Generally, an interest payment on a debenture is “qualified stated interest” if it is one of a series of stated interest payments on a debenture that are unconditionally payable at least annually at a single fixed rate, one or more qualified floating rates, or a single objective rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the debenture. Interest is considered unconditionally payable only if reasonable legal remedies exist to compel timely payment or the debenture otherwise provides terms and conditions that make the likelihood of late payment (other than a late payment within a reasonable grace period) or non-payment a remote contingency.

Because failure to pay interest is not an Event of Default and the Company may make the PIK Election, stated interest on the Series 1 Debentures is not considered unconditionally payable for purposes of the definition of qualified stated interest. As a result, the Existing Series 1 Debentures were issued with OID, and the Additional Series 1 Debentures will be issued with OID (regardless of whether the issuance of Additional Series 1 Debentures is treated as a qualified reopening). Because the Series 1 Debentures have OID, a U.S. Holder will be required to include OID in gross income for U.S. federal income tax purposes as it accrues (regardless of such U.S. Holder’s method of accounting), which may be in advance of receipt of the cash attributable to that income. OID accrues under the constant-yield method, based on a compounded yield to maturity, as described below. The Company will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of OID in each accrual period. If the issuance of Additional Series 1 Debentures is not treated as a qualified reopening, the amount of OID with respect to the Additional Series 1 Debentures will vary from the amount of OID with respect to the Existing Series 1 Debentures.

The annual amounts of OID includible in income by a U.S. Holder will equal the sum of the “daily portions” of the OID with respect to a Series 1 Debenture for each day on which such U.S. Holder owns the Series 1 Debenture during the taxable year. Generally, a U.S. Holder determines the daily portions of OID by allocating to each day in an “accrual period” a pro rata portion of the OID that is allocable to that accrual period. The term “accrual period” means an interval of time with respect to which the accrual of OID is measured and which may vary in length over the term of a Series 1 Debenture provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on either the first or last day of an accrual period.

The amount of OID allocable to an accrual period will be the excess of:

a)	the product of the “adjusted issue price” of the Series 1 Debenture at the beginning of the accrual period and its “yield to maturity” over

b)	the aggregate amount of any qualified stated interest payments allocable to the accrual period.

The adjusted issue price of a Series 1 Debenture at the beginning of the first accrual period is its issue price, and, on any day thereafter, it is the sum of the issue price and the amount of OID previously included in gross income, reduced by the amount of any payment (other than a payment of qualified stated interest) previously made on the Series 1 Debenture. If all accrual periods are of equal length except for a shorter initial and/or final accrual period, a U.S. Holder may compute the amount of OID allocable to the initial period using any reasonable method; however, the OID allocable to the final accrual period will always be the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period.

OID accrued on a Series 1 Debenture (and any amount withheld in respect of non-U.S. taxes) will be taxable to a U.S. Holder as foreign-source ordinary income.

Treatment of PIK Series 1 Debentures

If PIK Series 1 Debentures are issued to satisfy interest on the Series 1 Debentures, a newly distributed PIK Series 1 Debenture issued in respect of a Series 1 Debenture will be aggregated with the Series 1 Debenture and will be treated as part of the Series 1 Debenture with respect to which it was issued. Thus, the initial issue price of a newly distributed PIK Series 1 Debenture issued in respect of a Series 1 Debenture likely will be determined by allocating the adjusted issue price, at the time of distribution, of the underlying Series 1 Debenture between the newly distributed PIK Series 1 Debenture and the underlying Series 1 Debenture in proportion to their respective principal amounts. A portion of the basis of such Series 1 Debenture will be allocated to such PIK Series 1 Debenture and OID on such PIK Series 1 Debenture will accrue in the same manner as described above in the case of such Series 1 Debenture. A U.S. Holder’s holding period for any PIK Series 1 Debenture with respect to an original Series 1 Debenture will likely be identical to such U.S. Holder’s holding period for the original Series 1 Debenture. The same rules would apply to a PIK Series 1 Debenture received in lieu of cash interest on a PIK Series 1 Debenture.

Foreign Currency

If a U.S. Holder receives foreign currency as payments on a Series 1 Debenture, such U.S. Holder will accrue OID on the Series 1 Debenture in the foreign currency and translate the amount accrued into U.S. dollars based on:

a)

the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year; or

b)

at the U.S. Holder’s election, at the spot rate of exchange on (1) the last day of the accrual period (and in the case of a partial accrual period, the spot rate on the last day of the taxable year) or (2) the date of receipt, if such date is within five business days of the last day of the accrual period.

Such election must be applied consistently by a U.S. Holder to all debt instruments from year to year and can be changed only with the consent of the IRS.

A U.S. Holder will recognize foreign currency gain or loss with respect to the OID income accrued on a Series 1 Debenture on the date cash is received in respect of such income (including, on the sale or other disposition of a Series 1 Debenture, the receipt of proceeds that include amounts attributable to OID previously included in income) if the spot rate of exchange on the date the cash is received differs from the rate applicable to a previous accrual of that income as determined above. For these purposes, all payments on a Series 1 Debenture will be treated first, as payments of previously accrued OID (to the extent thereof), with payments considered made for the earliest accrual period in which the OID has accrued and to which prior receipts or payments have not been attributable, and second, as the payment of principal. Such foreign currency gain or loss generally will be treated as ordinary income or loss, but generally will not be treated as an adjustment to OID accrued on the Series 1 Debentures. U.S. Holders should be aware that because cash payments in respect of accrued OID on a Series 1 Debenture may not be made until maturity or other disposition of the Series 1 Debenture, a greater possibility exists for the fluctuations in foreign currency exchange rates (and the required recognition of gain or loss) than is the case for foreign currency instruments issued without OID. U.S. Holders are urged to consult with their tax advisors regarding the interplay between the application of the OID and foreign currency exchange gain or loss rules.

Series 1 Debentures Purchased at a Premium

If the initial tax basis of a U.S. Holder in a Series 1 Debenture is less than or equal to the sum of all amounts payable on the Series 1 Debenture after the purchase date but is greater than the amount of the Series 1 Debenture’s adjusted issue price, as determined above under “—Issue Price,” the excess will be acquisition premium. In this case, unless a U.S. Holder elects to compute OID accruals by treating the purchase as a purchase at original issuance and applying the mechanics of the constant-yield method, a U.S. Holder must reduce the daily portions of OID by a fraction equal to:

a)

the excess of its adjusted basis in the Series 1 Debenture immediately after the purchase (generally, the cost of the Series 1 Debenture) over the adjusted issue price of the Series 1 Debenture, divided by

b)	the excess of the sum of all amounts payable on the Series 1 Debenture after the purchase date over the Series 1 Debenture’s adjusted issue price.

In the case of a debt instrument that is denominated in, or determined by reference to, a foreign currency, acquisition premium will be computed in units of foreign currency, and acquisition premium will reduce interest income in units of the foreign currency. At the time acquisition premium offsets interest income, exchange gain or loss (taxable as U.S. source ordinary income or loss) will be recognized as measured by the difference between exchange rates at that time and at the time of the acquisition of the Series 1 Debentures.

Purchase, Sale and Retirement of Series 1 Debentures

A U.S. Holder’s adjusted tax basis in a Series 1 Debenture will generally be its initial tax basis, as discussed above under “Taxation of Rights – Exercise of Rights”, increased by the amount of any OID included in the U.S. Holder’s income with respect to the Series 1 Debenture, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortizable bond premium applied to reduce interest on the Series 1 Debenture.

A U.S. Holder will generally recognize gain or loss on the sale or retirement of a Series 1 Debenture equal to the difference between the amount realized on the sale or retirement and the holder’s tax basis of the Series 1 Debenture. The amount realized on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or retirement or, in the case of Series 1 Debentures traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. Except to the extent attributable to accrued but unpaid interest or changes in exchange rates, gain or loss recognized on the sale or retirement of a Series 1 Debenture will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Series 1 Debentures exceeds one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a Series 1 Debenture that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction. Gain or loss realized by a U.S. Holder on the sale or retirement of a Series 1 Debenture generally will be U.S. source.

Additionally, if a U.S. Holder receives any foreign currency on the sale of a Series 1 Debenture, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Series 1 Debenture and the date the sale proceeds are converted into U.S. dollars.

Foreign Tax Credit Considerations

For purposes of the U.S. foreign tax credit limitations, interest received by a U.S. Holder with respect to Series 1 Debentures will be foreign source income and generally will be “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” In general, gain or loss realized upon sale or exchange of the Rights or Series 1 Debentures by a U.S. Holder will be U.S. source income or loss, as the case may be.

Subject to certain limitations, any Canadian tax withheld may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% additional tax on unearned income, including, among other things, interest on the Series 1 Debentures, and capital gains from the sale or other taxable disposition of, the Rights or Series 1 Debentures, subject to certain limitations and exceptions. U.S. Holders are urged to consult their own tax advisors regarding the possible implications of the additional tax on investment income described above.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Series 1 Debentures as a reportable transaction if the loss exceeds US$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for non-individual U.S. Holders. In the event the acquisition, holding or disposition of Series 1 Debentures constitutes participation in a “reportable transaction” for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS, and the Company and its advisers may also be required to disclose the transaction to the IRS. In addition, the Company and its advisers may be required to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. U.S. Holders are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Series 1 Debentures.

U.S. Information Reporting and Backup Withholding

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. return disclosure obligations (and related penalties for failure to disclose) have also been imposed on U.S. individuals that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the Rights and Series 1 Debentures. U.S. Holders of Rights or Series 1 Debentures should consult with their own tax advisors regarding the application of the information reporting rules to the Series 1 Debentures.

Interest on Series 1 Debentures and proceeds from the sale or other disposition of Rights or Series 1 Debentures that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding if a U.S. Holder fails to provide its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

RISK FACTORS

Before purchasing the Series 1 Debentures, subscribers should carefully consider the following risk factors as well as those set out in the AIF incorporated by reference into this prospectus in addition to the other information contained in this prospectus and incorporated by reference in this prospectus. See “Documents Incorporated by Reference”. Additional risks and uncertainties not presently known or that the Company currently considers immaterial also may impair the Company’s business and operations and cause the price of the Series 1 Debentures to decline. If any of the events contemplated in the risk factors described below or in the documents incorporated by reference actually occur, the Company’s business may be harmed and the financial condition and results of operation may suffer significantly. In that event, the trading price of the Series 1 Debentures could decline, and purchasers of the Series 1 Debentures may lose all or part of their investment.

In addition to the other information set forth elsewhere in this prospectus and in the documents incorporated by reference, prospective investors should carefully review the following risk factors:

Market for Securities. There is currently no market through which the Rights may be sold and there is no guarantee that an active trading market will develop. Accordingly, purchasers may not be able to sell the Rights distributed under this prospectus. This may affect the pricing of the Rights in the secondary market, the transparency and the availability of trading prices and the liquidity of the Rights. Although the TSX has approved the listing of the Rights, there can be no assurance that an active trading market will develop for the Rights after the Offering, or if developed, that such market will be sustained.

Market Conditions. The market price of the Series 1 Debentures will be based on a number of factors, including: (i) the prevailing interest rates being paid by companies similar to CSI, (ii) the overall condition of the financial and credit markets, (iii) interest rate volatility, (iv) fluctuations in the CPI Index, (v) the markets for similar securities, (vi) the financial condition, results of operation and prospects of CSI, (vii) changes in the industry in which CSI operates and competition affecting CSI, and (viii) general market and economic conditions. The price at which the Rights or Series 1 Debentures will trade cannot be accurately predicted.

Additional Indebtedness. The Indenture does not limit the ability of the Company to incur additional debt or liabilities (including Senior Indebtedness). In order to finance acquisitions from time-to-time, the Company expects to draw down additional indebtedness under its Credit Facility. The additional indebtedness will increase the interest payable by the Company from time-to-time until such amounts are repaid, which will represent an increase in the Company’s cost and a potential reduction in the Company’s income. In addition, the Company may need to find additional sources of financing to repay this amount when it becomes due. There can be no guarantee that the Company will be able to obtain financing on terms acceptable to it or at all at such time.

Prior Ranking Indebtedness. The Series 1 Debentures are unsecured and the payment of principal and interest thereon will be subordinate to all existing and future Senior Indebtedness of the Company. The Indenture does not limit the ability of the Company to incur additional debt or liabilities (including Senior Indebtedness). Interest will be payable on the Series 1 Debentures only if no event of default exists under the Senior Indebtedness immediately before or after such payment is due and any other terms of the Senior Indebtedness have been complied with. In addition, the Company will not, without the prior written consent of the applicable lenders under the Credit Facility, be permitted to make any payment of principal in respect of the Series 1 Debentures prior to the maturity date of the Credit Facility, being November 5, 2026. Following the maturity date of the Credit Facility, the Company may enter into a new credit facility with one or more lenders. The terms of any new credit facility may contain additional restrictions on the Company’s ability to redeem or repurchase the Series 1 Debentures, but the nature and extent of such restrictions is not currently known and cannot be predicted. Enforcement of the Series 1 Debentures, including the issuance of a bankruptcy petition, will require the consent of the lenders under the Senior Indebtedness.

Interest Rate will be Reset. The interest rate in respect of the Series 1 Debentures will reset on an annual basis beginning on March 31, 2024 and will be based on changes in the CPI Index over the prior calendar year. In each case, the new interest rate is unlikely to be the same as, and may be lower than, the interest rate for the applicable preceding period. As a result, the amount of interest payable on the Series 1 Debentures may rise or fall from one year to the next and such variations may be material during periods of significant changes in the CPI Index. In circumstances where the change in the Cost of Living Adjustment is negative from one year to another, the interest rate applicable to the Series 1 Debentures for the following period could be as low at 0%. The Current Rate will only apply to the Series 1 Debentures in respect of interest payments made on or prior to March 31, 2024. Effective March 31, 2024, the interest payable on the Series 1 Debentures will be based on the applicable Floating Interest rate.

Consumer Prices May Change Unpredictably, Affecting the Level of the CPI Index and the Market Value of the Series 1 Debentures. Market prices of the consumer items underlying the CPI Index may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI Index and the market value of the Series 1 Debentures in varying ways, and different factors may cause the level of the CPI Index to move in inconsistent directions at inconsistent rates.

Ability to Defer Interest Payments or Issue PIK Series 1 Debentures. Any failure by the Company to pay the interest on the Series 1 Debentures in full on any interest payment date will not constitute an event of default under the Trust Indenture and holders of Series 1 Debentures will have no right to accelerate payment of the principal amount outstanding under such Series 1 Debentures. In addition, the Company may elect to satisfy all or any portion of the Series 1 Debentures Interest Obligation by issuing PIK Series 1 Debentures. Although the Company will not be permitted to declare dividends of any kind on the Common Shares and will not be permitted to participate in any share buyback or redemption involving the Common Shares until the Company first pays any outstanding interest (or the unpaid portion thereof) to holders of Series 1 Debentures or resumes making subsequent interest payments on the Series 1 Debentures in full in cash, holders of Series 1 Debentures will not have an immediate right to receive such outstanding interest in cash. Instead, any unpaid interest may form part of the principal amount of such Series 1 Debentures and may only become due and payable on the occurrence of an event giving rise to the obligation of the Company to pay or cause the payment of the redemption price, as the case may be, as part of such price and not prior thereto. In addition, if the Company issues PIK Series 1 Debentures in lieu of cash interest on an interest payment date, holders will be required to include in their income the principal amount of such PIK Series 1 Debentures issued despite not having received any cash payment from the Company in satisfaction of the applicable Series 1 Debentures Interest Obligation.

Redemption of Series 1 Debentures. The Series 1 Debentures are redeemable annually, upon no more than five years’ and 15 days’ and no less than five years’ notice, and upon a Change of Control. Although the Company does not currently intend to exercise such redemption right, such redemption right could still be exercised. In such circumstances, redemption could occur when prevailing interest rates are lower than the rate born by the Series 1 Debentures. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Series 1 Debentures being redeemed. The Company’s redemption right also may adversely impact a purchaser’s ability to sell Series 1 Debentures as the optional redemption date or period approaches.

Exercise of Put Rights. A holder of Series 1 Debentures will have the right to require the Company to repurchase some or all of its Series 1 Debentures annually. However, in order to excise its put rights, a holder of Series 1 Debentures must provide the Company with no more than five years’ and 30 days’ and no less than five years’ and 15 days’ notice and must deposit its Puttable Series 1 Debentures with the Debenture Trustee during this 5 year period. During this time, the Puttable Series 1 Debentures will no longer be transferable over the facilities of the TSX or otherwise. In addition, holders of Series 1 Debentures who hold their Series 1 Debentures through a CDS Participant will, prior to exercising their right to have the Company repurchase such holder’s Series 1 Debentures, be required to withdraw their Series 1 Debentures from CDS and obtain a certificate for such Series 1 Debentures in registered form from the Subscription Agent.

Use of Proceeds of the Offering. As set out under “Use of Proceeds” in this prospectus, the Company intends to use the proceeds of the Offering to pay down indebtedness under the Credit Facility, with any remaining proceeds to be used for future acquisitions. There is no minimum Offering size, and there can be no assurance of the amount of proceeds raised in the Offering. There may be circumstances that are not known at this time where a reallocation of the net proceeds of the Offering may be advisable for business reasons that the board of directors and management believe are in the Company’s best interests.

Prevailing Yields on Similar Securities. Prevailing yields on similar securities will affect the market value of the Series 1 Debentures. Assuming all other factors remain unchanged, the market value of the Series 1 Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

Series 1 Debentures are Subject to the Credit Risk of the Company. The obligation to make payments under the Series 1 Debentures is an obligation of the Company. The likelihood that holders of Series 1 Debentures will receive payments owing to them under the Series 1 Debentures will depend on the financial health and creditworthiness of the Company.

Senior Indebtedness Refinancing Risk. The Company’s Credit Facility expires on November 5, 2026. Although the Company may enter into a new credit facility with one or more lenders on or prior to the expiry of the Credit Facility, the terms of such credit facility cannot be predicted and may contain terms or conditions that are more onerous or restrictive than the Credit Facility. The Company’s ability to replace the Credit Facility on favourable terms will be dependent on, among other factors, the operating performance of the Company, future debt market conditions, the level of future interest rate spreads, and prospective lenders’ assessment of the Company’s credit risk at such time. If the Company is unable to obtain a new credit facility on favourable terms, the Company’s ability to complete acquisitions may be negatively impacted, which may have an adverse effect on the Company’s financial performance.

There may be Changes in Legislation or Administrative Practices that adversely affect Holders of Series 1 Debentures. There can be no assurance that income tax, securities and other laws or the administrative practices of any government agency will not be amended or changed in a manner which adversely affects Series 1 Debentureholders.

Subscription Rights May Not be Revoked. Subject to the Company’s right to terminate the Offering at any time, upon delivery or mailing of the completed Rights Subscription Form to the Subscription Agent, the exercise of the Rights and the subscription for the Series 1 Debentures is irrevocable.

The Company May Terminate the Offering. The Company may, in its sole discretion, decide not to continue with the Offering or to terminate the Offering at any time. This decision could be based on many factors, including market conditions. The Company currently has no intention to terminate the Offering, but reserves the right to do so. If the Company elects to cancel or terminate the Offering, nether the Company nor the Subscription Agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments the Subscription Agent received.

Inability of Company to Purchase Series 1 Debentures. Upon the occurrence of a Change of Control of the Company, each Series 1 Debentureholder may require the Company to purchase, on the date which is 30 days following the giving of notice of the Change of Control, the whole or any part of such holder’s Series 1 Debentures at a price equal to 100% of the principal amount plus accrued and unpaid interest up to, but excluding, the Change of Control Put Date. In addition, the Company may be required to redeem and/or repurchase Series 1 Debentures from Series 1 Debentureholders on a date which is approximately five years after the Company has exercised its right to redeem Series 1 Debentures and/or Series 1 Debentureholders have exercised their put rights. It is possible that upon a Change of Control, or upon a redemption or repurchase by the Company of some or all of the Series 1 Debentures, the Company will not have sufficient funds to make the required redemption or repurchase of Series 1 Debentures or that restrictions contained in other indebtedness will restrict those purchases. See “Description of the Series 1 Debentures – Put Right upon a Change of Control”.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios and pro forma earnings coverage ratios are calculated on a consolidated basis for the 12 month period ended December 31, 2022 and June 30, 2023, and are derived from the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023, after adjustment for new financial liabilities. The pro forma earnings coverage ratios have been prepared to give effect to the issuance of the Series 1 Debentures as if such issuance had occurred at the beginning of the pro forma calculation period but do not take into account the use of proceeds from such Series 1 Debentures.

The borrowing costs of the Company, after adjustment for new financial liabilities, for the twelve month period ended December 31, 2022 were approximately US$79 million and for the twelve month period ended June 30, 2023 were approximately US$113 million. The borrowing costs of the Company for the twelve month period ended December 31, 2022 and the twelve month period ended June 30, 2023, in each case after adjustment for new financial liabilities and after giving effect to the issuance of the Series 1 Debentures, were approximately US$143 million and US$166 million respectively. The profit attributable to owners of the Company before borrowing costs and taxes for the twelve month period ended December 31, 2022 was approximately US$804 million and for the twelve month period ended June 30, 2023 was approximately US$546 million, in each case after giving effect to the expenses of the Offering. This represents earnings coverage ratios of 10.23 for the twelve month period ended December 31, 2022 and 4.84 for the twelve month period ended June 30, 2023, in each case on a historical basis (after adjustment for new financial liabilities), and 5.63 for the twelve month period ended December 31, 2022 and 3.29 for the twelve month period ended June 30, 2023, in each case after giving effect to the issuance of the Series 1 Debentures.

The earnings coverage ratios noted above include a deduction for amortization of approximately US$676 million in the 12 month period ended December 31, 2022 and approximately US$767 million in the 12 month period ended June 30, 2023. If the earnings coverage ratios were adjusted to add back this non-cash deduction, the historical earnings coverage ratio (after adjustment for new financial liabilities) would be 18.83 for the 12 month period ended December 31, 2022 and 11.63 for the 12 month period ended June 30, 2023, and the earnings coverage ratio after giving effect to the issuance of the Series 1 Debentures would be 10.36 for the 12 month period ended December 31, 2022 and 7.92 for the 12 month period ended June 30, 2023.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of Series 1 Debentures offered hereby will be passed upon on behalf of the Company by McCarthy Tétrault LLP, as Canadian counsel to the Company, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as United States counsel to the Company. As of the date of this prospectus, the partners and associates of McCarthy Tétrault LLP collectively own less than one percent of the Company’s issued and outstanding common shares.

LEGAL PROCEEDINGS

We and our subsidiaries are engaged in legal actions from time to time, arising in the ordinary course of business. None of these actions, individually or in the aggregate, are expected to have a material adverse effect on our consolidated financial position or results of operations.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s external auditors are KPMG LLP, located in 100 New Park Place, Suite 1400, Vaughan, ON Canada L4K 0J3. KPMG LLP has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar for the Common Shares and the Series 1 Debentures is Computershare Trust Company of Canada at its principal transfer office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents incorporated by reference herein; (ii) the consent of KPMG LLP; (iii) the consent of McCarthy Tétrault LLP; (iv) powers of attorney of our directors and officers; and (v) the Indenture.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

The following individuals, as the Company’s directors, reside outside of Canada. The individuals named below have appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Robin van Poelje	Constellation Software Inc., 20 Adelaide Street East, Suite 1200, Toronto, Ontario, M5C 2T6
Susan Gayner	Constellation Software Inc., 20 Adelaide Street East, Suite 1200, Toronto, Ontario, M5C 2T6

Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ADDITIONAL INFORMATION

Additional information relating to our Company may be found on the SEDAR+ website (www.sedarplus.ca).

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description

2.1*	The Registrant’s annual information form for the year ended December 31, 2022, dated March 29, 2023.

2.2*	The Registrant’s management information circular dated March 24, 2022.

2.3*	The Registrant’s management information circular dated March 27, 2023.

2.4*	The Registrant’s consolidated financial statements for the years ended December 31, 2022 and December 31, 2021, together with the auditor’s report thereon.

2.5*	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022.

2.6	The Registrant’s condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and June 30, 2022.

2.7	The Registrant’s management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2023.

2.8	The Registrant’s material change report dated August 21, 2023.

3.1	Consent of KPMG LLP.

3.2*	Consent of McCarthy Tétrault LLP.

4.1*	Powers of Attorney (included on the signature page of this Registration Statement).

5.1	Indenture between the Registrant and Computershare Trust Company of Canada (incorporated by reference to Exhibit 5.1 to the Registrant’s Registration Statement on Form F-7, File No. 333-202951, filed with the Securities and Exchange Commission on March 24, 2015).

5.2	Supplemental indenture between the Registrant and Computershare Trust Company of Canada.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on August 24, 2023.

CONSTELLATION SOFTWARE INC.

By:	/s/ Jamal Baksh
Name:	Jamal Baksh
Title:	Chief Financial Officer

POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on August 24, 2023.

Signature	Title

* Mark Leonard	President and Director (Principal Executive Officer)

/s/ Jamal Baksh Jamal Baksh	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

* John Billowits	Chairman of the Board

* Laurie Schultz	Director

* Lori O’Neill	Director

* Claire Kennedy	Director

* Donna Parr	Director

* Andrew Pastor	Director

* Robert Kittel	Director

* Barry Symons	Director

* Mark Miller	Director and Chief Operating Officer

* Jeff Bender	Director

* Susan Gayner	Director

* Robin Van Poelje	Director

*By:	/s/ Jamal Baksh
Jamal Baksh
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Amendment No. 1 to the Registration Statement on August 24, 2023.

CSI USA INC.

By:	/s/ Jamal Baksh
Name:	Jamal Baksh
Title:	Director